

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

September 28, 2016

Jeffrey S. Sloan
Chief Executive Officer
Global Payments Inc.
10 Glenlake Parkway, North Tower
Atlanta, Georgia 30328-3473

> **Re:** **Global Payments Inc.**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed July 28, 2016**
> **Form 8-K Filed July 28, 2016**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed August 18, 2016**
> **File No. 1-16111**

Dear Mr. Sloan:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended May 31, 2016

Item 1. Business

Industry Overview

Emerging Trends, page 8

1. We note your disclosure regarding emerging trends in the payment technologies service industry, such as the need to continually develop innovative payment technologies as electronic-based transaction volumes increase and management's expectation that new markets will develop as a result of industries previously dominated by paper-based

transactions migrating to electronic-based settlement solutions. In future filings, please include a detailed discussion and analysis in your MD&A section of any known material trends, demands, commitments, events or uncertainties that have had or are reasonably likely to have a material impact on liquidity, capital resources, or results of operations. Please show us what this disclosure will look like. Please refer to Item 303(a) of Regulation S-K and SEC Release No. 34-48960 for guidance.

Form 8-K Filed July 28, 2016

2. Please tell us why you refer to adjusted operating margin, net income and diluted EPS as "cash" operating margin, cash net income and cash diluted EPS, as it appears each of these measures includes adjustments to eliminate expenses that required or will require cash settlement. Please also tell us how your provision of cash diluted EPS is consistent with Accounting Series Release No. 142 and Question 102.05 of the Staff's Compliance and Disclosure Interpretations regarding Non-GAAP measures updated May 17, 2016. In this regard, we note the way this measure is named/labeled may suggest to users that it is a liquidity measure.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis

Market Data, page 42

3. We note that you used the peer group data provided by FWC "for fiscal 2016 benchmarking purposes," and that you set compensation for the named executive officers' based on "comparable positions" in the market or a "review of the market data." As it appears that you use one or more benchmarks to set your compensation, please revise your disclosure to identify these benchmarks and their components. Please refer to Item 402(b) of Regulation S-K.

Base Salary, page 43

4. Please revise your disclosure to explain how it was determined to increase the salaries of Messrs. Sacchi, Green and Sloan by 25%, 25% and 11%, respectively.

Short-Term Incentive Plan, page 44

5. Please revise your disclosure to explain how the target bonus opportunity, expressed as a percentage of base salary, was determined for each named executive officer.

Long-Term Incentive Plan, page 46

6. We note that all grants of LTI awards to your named executive officers "are based on target values consistent with the executives' skills, responsibilities, experience and performance in relation to comparable positions in the marketplace" and that you made target allocations of Performance Units, Stock Options and Time-Based Restricted Stock to your NEOs. Please provide further disclosure of how you determined the amount of Performance Units, Stock Options, and Time-Based Restricted Stock granted to your NEOs in fiscal 2016. Please refer to Item 402(b) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

*   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

*   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

*   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ta Tanisha Meadows, Staff Accountant, at (202) 551-3322 or Robyn Manuel, Staff Accountant, at (202) 551-3823 if you have questions regarding comments on the financial statements and related matters. Please contact Danilo Castelli, Staff Attorney, at (202) 551-6521 or Lilyanna Peyser, Special Counsel, at (202) 551-3222 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products

Cc: David M. Sheffield, Senior Vice President and Chief Accounting Officer